Robert N. Wilkinson, Esq.
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April 4, 2008

Claire Erlanger U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	VIA EDGAR AND FAX NO. (202) 772-9202

Re:	CuraTech Industries, Inc. (the “Company”) Form 10-KSB for the Year Ended December 31, 2006 filed April 17, 2007 and amended on September 18, 2007 File No. 000-51140

Dear Ms. Erlanger:

Together with this letter, I am faxing to you (and filing on EDGAR as correspondence) copies of the following documents: (1) supplemental calculation of weighted average number of shares; (2) revised statement of operations; and (3) revised statement of stockholders’ equity (deficit).

I have reviewed the comments from the Commission’s comment letter dated October 11, 2007 together with the Company’s management. The Company has formulated responses to the comments as outlined below.

Form 10-KSB for the year ended December 31, 2006

Statement of Operations

1.
Based on the activity reflected in the statement of stockholders’ equity (deficit) for the period, we are unclear as to how the weighted average shares used to compute basic and diluted earnings per share of 9,655,041 shares was determined. Supplementally provide us with your computation of weighted average shares outstanding that was used to compute basic and diluted earnings per share.

COMPANY REPONSE TO COMMENT NO. 1: Pursuant to the Commission’s request, the Company has reviewed its calculation of weighted-average shares outstanding at December 31, 2006. In performing this review the Company discovered that the weighted average shares figure had been misstated. The Company has provided with this response letter its calculation of weighted-average shares outstanding at December 31, 2006, which yields a figure of 8,901,594. The Company is proposing to revise its statement of operations included in its Form 10-KSB for the year ended December 31, 2006, so as to conform with this revised calculation. This revision will result in the Company’s basic loss per share changing from $0.06 to $0.07 per share. It will also result in the weighted average number of shares changing from 9,655,041 to 8,901,594. Both of these changes have been made in the revised Statement of Operations.

Claire Erlanger
U.S. Securities & Exchange Commission
April 4, 2008

Statements of Stockholders’ Equity (Deficit)

2.
Please explain how you determined the amount recognized as additional paid-in capital in connection with the 3,230,308 shares issued in connection with the reverse merger transaction of $196,254. As CuraTech had net assets of only $1,169 reflected in its September 30, 2006 balance sheet prior to the reverse merger transaction, we are unclear as to how this amount was calculated or determined, since the reverse merger transaction was accounted for as a recapitalization, which would be accounted for at the historical cost of the net assets acquired in the reverse merger. Please advise or revise as appropriate.

COMPANY RESPONSE TO COMMENT NO. 2: The Company has revised its Statement of Stockholders’ Equity (Deficit) so as to correctly account for the recapitalization as having been at historical cost. The historical stockholders’ equity activity of MedaCure prior to the merger has been retroactively restated for the equivalent number of shares received in the merger. As a result of this change the following changes have been made in the “Additional Paid-In Capital” column of the Statement of Stockholders’ Equity (Deficit): (1) common shares issued pursuant to Asset Purchase Agreement at $0.60 per share changed from 321,922 to 457,280; (2) common shares issued for cash at $0.60 per share changed from 149,731 to 212,688; and (3) recapitalization pursuant to reverse merger changed from 196,254 to (2,061).

I would appreciate it if you would review the enclosed documents and the responses of the Company to the Commission’s comment letter above. After you have reviewed the enclosed documents and this letter, please telephone me at your earliest convenience to let me know if you believe the proposed changes adequately address the concerns raised in the Commission’s October 11, 2007 comment letter, or if you believe additional changes should be made before Amendment No. 2 to the Form 10-KSB is filed on EDGAR.

Claire Erlanger
U.S. Securities & Exchange Commission
April 4, 2008

I look forward to hearing from you at your earliest convenience.

Sincerely,

/s/ Robert N. Wilkinson

Robert N. Wilkinson

RNW/mh
Enclosure
cc:   Lincoln Dastrup, via email
Keith Elison, via email

			No. of Days	Average
Description	Shares Issued	Date Issued	Outstanding	Shares

Balance, January 1, 2006	0.00	N/A	0.00	0.00

Common shares issued for cash
at $0.001 per shares	11,495,633	4/28/06	247.00	7,779,236.58

Common shares issued pursuant to
Asset Purchase Agreement at $0.60 per share	578,000	5/12/06	233.00	368,969.86

Common shares issued for cash
at $0.60 per share	268,606	5/15/06	230.00	169,258.58

Recapitalization pursuant to reverse
merger	3,230,408	10/26/06	66.00	584,128.57

	15,572,647	155,552.00	776.00	8,901,593.59

				9,655,041.00

CURATECH INDUSTRIES, INC.
(A Development Stage Company)
Statements of Operations

From Inception
of the
Development Stage
on April 25,
2006 through
December 31,
2006

REVENUES	$-

OPERATING EXPENSES

General and administrative	108,133

Total Operating Expenses	108,133

LOSS FROM OPERATIONS	(108,133)

OTHER EXPENSES

Impairment of assets	(472,500)

Total Other Expenses	(472,500)

NET LOSS	$(580,633)

BASIC LOSS PER SHARE	$(0.07)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	8,901,594

The accompanying notes are an integral part of these financial statements.

CURATECH INDUSTRIES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity (Deficit)

					Deficit
					Accumulated
			Additional	Stock	During the
	Common Stock		Paid-In	Subscription	Development
	Shares	Amount	Capital	Receivable	Stage

Balance, at inception	-	$-	$-	$-	$-
on April 25, 2006

Common shares issued for
cash	11,495,633	11,496	(796)	-	-

Common shares issued
pursuant to Asset Purchase
Agreement	578,000	578	457,280	-	-

Common shares issued for
cash	268,606	269	212,688	(55,000)	-

Recapitalization pursuant to
reverse merger	3,230,408	3,230	(2,061)	-	-

Increase in stock subscriptions
receivable	-	-	-	-	-

Net loss for the period from
inception on April 25, 2006
through December 31, 2006	-	-	-	-	(580,633)

	15,572,647	$15,573	$667,111	(55,000)	$(580,633)

The accompanying notes are an integral part of these financial statements.